Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Altair Product Design, Inc.	Michigan, United States
Altair Engineering IndiaPvt.	India
Altair Engineering Ltd.	Japan
Altair Engineering GmbH	Germany
Altair Engineering France, Sarl	France
Altair Engineering Software Co., Ltd	China
Altair Engineering Ltd.	United Kingdom
ilumisys, Inc.	Michigan, United States
solidThinking, Inc.	Michigan, United States
Weyv, Inc.	Michigan, United States